Exhibit 99.1

March 22, 2002

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

In a letter dated March 22, 2002, our independent public accountants, Arthur Andersen LLP ("Andersen"), represented to us that their audit of the financial statements of Wisconsin Electric Power Company as of December 31, 2001 and for the year then ended was subject to Andersen's quality control system for their U.S. accounting and auditing practice to provide reasonable assurance that their engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to the audit.

Very truly yours,

/s/STEPHEN. P. DICKSON
Stephen P. Dickson -- Controller
and Principal Accounting Officer